Exhibit 99.1

DouYu International Holdings Limited Reports Second Quarter 2023 Unaudited Financial Results

WUHAN, China, Aug. 14, 2023 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter 2023 Financial and Operational Highlights

•	Total net revenues in the second quarter of 2023 were RMB1,392.2 million (US$192.0 million), compared with RMB1,833.2 million in the same period of 2022.
•	Gross profit in the second quarter of 2023 was RMB188.9 million (US$26.1 million), compared with RMB309.0 million in the same period of 2022.
•	Net income in the second quarter of 2023 was RMB6.8 million (US$0.9 million), compared with net loss of RMB38.8 million in the same period of 2022.
•	Adjusted net income[1] in the second quarter of 2023 was RMB61.4 million (US$8.5 million), compared with RMB23.5 million in the same period of 2022.
•	Average mobile MAUs[2] in the second quarter of 2023 were 50.3 million, compared with 55.7 million in the same period of 2022.
•	The number of quarterly average paying users[3] in the second quarter of 2023 was 4.0 million, compared with 6.6 million in the same period of 2022.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “In the second quarter of 2023, we continued to foster the sustainable health of our game-centric community ecosystem. We focused on successfully maintaining our core users, launching more high-quality, highly interactive content to boost interactions in our community and further elevated the user experience. Meanwhile, we worked more closely with game developers on mutually beneficial initiatives and reduced our marketing expenses in areas such as user acquisition and branding, which in turn improved our profitability. Driven by our regularly updated premium gaming content, diverse operational activities and revenue-generating product offerings, mobile MAUs in the second quarter were steady with the prior quarter at 50.3 million. Looking ahead, we remain committed to executing our core growth strategy of fostering a vibrant, game-centric content ecosystem. We will continue to produce high-quality content, launch innovative offerings and further explore new growth avenues. Our solid business development will enhance our competitive edge and leading position in the domestic gaming content industry.”

1 “Adjusted net income” is defined as net income excluding share-based compensation expenses, and share of loss in equity method investments and impairment loss of investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Mr. Hao Cao, Vice President of DouYu, commented, “In the second quarter of 2023, our financial performance remained steady. We continued to execute on our long-term sustainable growth strategy with an emphasis on ROI. The key adjustments we have made to our livestreaming revenue-generating activities are designed to invigorate the platform community. Together, with our product upgrades and innovations, we stabilized our total net revenue of RMB1.39 billion and diversified our revenue mix. We continued to optimize our costs and operating expenses in the second quarter by effectively managing our content cost, notably by reducing our marketing expenses for promotional activities and improving our operating efficiency. As a result, we generated net income of RMB6.8 million in the quarter compared with the net loss of RMB38.8 million in the same period last year. Our adjusted net income increased 160.8% year-over-year, reaching RMB61.4 million. Going forward, we plan to explore new monetization channels that support the stable operations and growth of our core business in a manner that creates long-term value for all of our stakeholders.”

Second Quarter 2023 Financial Results

Total net revenues in the second quarter of 2023 decreased by 24.1% to RMB1,392.2 million (US$192.0 million), compared with RMB1,833.2 million in the same period of 2022.

Livestreaming revenues in the second quarter of 2023 decreased by 28.8% to RMB1,258.3 million (US$173.5 million) from RMB1,768.3 million in the same period of 2022. The decrease was mainly attributable to on-going operational adjustments in livestreaming business to promote a healthy and sustainable ecosystem in a more cost-effective manner, as well as the challenging macro environment.

Advertising and other revenues in the second quarter of 2023 increased by 106.5% to RMB133.9 million (US$18.5 million) from RMB64.9 million in the same period of 2022. The increase was primarily attributable to the increase in other revenues contributed by game-specific membership services.

Cost of revenues in the second quarter of 2023 was RMB1,203.3 million (US$165.9 million), a decrease of 21.1% compared with RMB1,524.2 million in the same period of 2022.

Revenue sharing fees and content costs in the second quarter of 2023 decreased by 25.4% to RMB981.3 million (US$135.3 million) from RMB1,314.7 million in the same period of 2022. The decline was primarily driven by a decrease in revenue sharing fees, which were largely aligned with the decrease in livestreaming revenues. The decrease was partially offset by an increase in copyright costs as a result of our purchase of the LPL tournament copyright.

Bandwidth costs in the second quarter of 2023 decreased by 17.3% to RMB118.8 million (US$16.4 million) from RMB143.7 million in the same period of 2022. The decrease was mainly due to the enhanced efficiency of peak bandwidth usage caused by growing tournament viewing demand, mainly through dynamic bandwidth allocation.

Gross profit in the second quarter of 2023 was RMB188.9 million (US$26.1 million), compared with RMB309.0 million in the same period of 2022. Gross margin in the second quarter of 2023 was 13.6%, compared with 16.9% in the same period of 2022. The decrease in gross margin was mainly attributable to the increase in other costs as a percentage of revenues, which was partially offset by the decreasing percentage of revenues attributed to revenue sharing fees.

Sales and marketing expenses in the second quarter of 2023 decreased by 48.0% to RMB87.0 million (US$12.0 million) from RMB167.5 million in the same period of 2022. This was mainly attributable to a decrease in marketing expenses for user acquisition.

Research and development expenses in the second quarter of 2023 decreased by 30.2% to RMB71.0 million (US$9.8 million) from RMB101.9 million in the same period of 2022. This decrease was primarily due to a decrease in personnel-related expenses.

General and administrative expenses in the second quarter of 2023 decreased by 48.2% to RMB46.9 million (US$6.5 million) from RMB90.7 million in the same period of 2022. This decrease was primarily due to decreased share-based compensation expenses, as the shares under our share incentive plans were fully vested.

Other operating income, net in the second quarter of 2023 was RMB8.6 million (US$1.2 million), compared with RMB20.4 million in the same period of 2022.

Loss from operations in the second quarter of 2023 was RMB7.5 million (US$1.0 million), compared with RMB30.6 million in the same period of 2022.

Net income in the second quarter of 2023 was RMB6.8 million (US$0.9 million), compared with net loss of RMB38.8 million in the same period of 2022.

Adjusted net income, which excludes share-based compensation expenses, the share of loss in equity method investments, and impairment loss of investments, was RMB61.4 million (US$8.5 million) in the second quarter of 2023, compared with RMB23.5 million in the same period of 2022.

Basic and diluted net income per ADS4 in the second quarter of 2023 were both RMB0.02 (US$0.003). Adjusted basic and diluted net income per ADS in the second quarter of 2023 were both RMB0.19 (US$0.03).

Cash and cash equivalents, restricted cash and bank deposits

As of June 30, 2023, the Company had cash and cash equivalents, restricted cash, and short-term and long-term bank deposits of RMB7,055.5 million (US$973.0 million), compared with RMB6,808.8 million as of December 31, 2022.

Conference Call Information

The Company will hold a conference call on August 14, 2023, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-317-6061
United States Toll Free:	+1-888-317-6003

4 Every ten ADSs represent one ordinary share.

Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	6137525

The replay will be accessible through August 21, 2023, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Conference ID:	5510804

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com/.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income (loss) is calculated as net income (loss) adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of loss in equity method investments, (iii) impairment loss of investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars, at that rate on June 30, 2023 or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Lingling Kong DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo The Piacente Group, Inc. Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente The Piacente Group, Inc. Email: douyu@tpg-ir.com Tel: +1-212-481-2050

Media Relations Contact

Lingling Kong DouYu International Holdings Limited Email: pr_douyu@douyu.tv Tel: +86 (10) 6508-0677

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2022	2023	2023
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,041,603	4,514,968	622,643
Restricted cash	6,057	35,374	4,878
Short-term bank deposits	2,511,150	1,945,160	268,250
Accounts receivable, net	109,180	90,189	12,437
Prepayments	26,064	32,627	4,499
Amounts due from related parties	46,126	31,951	4,406
Other current assets	337,004	432,942	59,705
Total current assets	7,077,184	7,083,211	976,818

Property and equipment, net	16,988	14,222	1,961
Intangible assets, net	106,723	81,548	11,246
Long-term bank deposits	250,000	560,000	77,228
Investments	531,911	471,445	65,015
Goodwill	13,804	14,322	1,975
Right-of-use assets, net	49,911	34,777	4,796
Other non-current assets, net	98,845	95,105	13,116
Total non-current assets	1,068,182	1,271,419	175,337
TOTAL ASSETS	8,145,366	8,354,630	1,152,155

LIABILITIES AND SHAREHOLDERS’ EQUITY LIABILITIES
Current liabilities:
Accounts payable	666,985	596,282	82,231
Advances from customers	6,459	19,520	2,692
Deferred revenue	288,152	320,279	44,168
Accrued expenses and other current liabilities	302,801	219,831	30,316
Amounts due to related parties	266,788	374,218	51,607
Lease liabilities due within one year	27,479	21,158	2,918
Total current liabilities	1,558,664	1,551,288	213,932

Lease liabilities	19,572	11,818	1,630
Deferred revenue	6,570	-	-
Total non-current liabilities	26,142	11,818	1,630
TOTAL LIABILITIES	1,584,806	1,563,106	215,562

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of June 30
	2022	2023	2023
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	23	23	3
Treasury shares	(911,217)	(911,217)	(125,663)
Additional paid-in capital	10,670,287	10,670,287	1,471,500
Accumulated deficit	(3,520,525)	(3,499,160)	(482,556)
Accumulated other comprehensive income	321,991	531,591	73,309
Total DouYu Shareholders’ Equity	6,560,559	6,791,524	936,593
Noncontrolling interests	1	-	-
Total Shareholders’ Equity	6,560,560	6,791,524	936,593
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,145,366	8,354,630	1,152,155

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,833,205	1,483,060	1,392,193	191,992	3,628,851	2,875,253	396,516
Cost of revenues	(1,524,167)	(1,306,594)	(1,203,294)	(165,942)	(3,076,039)	(2,509,888)	(346,129)
Gross profit	309,038	176,466	188,899	26,050	552,812	365,365	50,387
Operating (expenses) income (2)
Sales and marketing expenses	(167,463)	(90,686)	(87,047)	(12,004)	(353,822)	(177,733)	(24,511)
General and administrative expenses	(90,659)	(59,793)	(46,938)	(6,473)	(180,758)	(106,731)	(14,719)
Research and development expenses	(101,847)	(72,311)	(71,043)	(9,797)	(218,155)	(143,354)	(19,769)
Other operating income, net	20,375	19,046	8,615	1,188	68,175	27,661	3,815
Total operating expenses	(339,594)	(203,744)	(196,413)	(27,086)	(684,560)	(400,157)	(55,184)
Loss from operations	(30,556)	(27,277)	(7,514)	(1,036)	(131,748)	(34,792)	(4,797)
Other expenses, net	(28,884)	(8,000)	(53,554)	(7,385)	(30,032)	(61,554)	(8,489)
Interest income, net	23,570	54,426	67,252	9,274	40,201	121,679	16,780
Foreign exchange loss	-	(1,396)	1,641	226	-	245	34
(Loss) Income before income taxes and share of Loss in equity method investments	(35,870)	17,753	7,825	1,079	(121,579)	25,578	3,528
Income tax expense	-	-	-	-	-	-	-
Share of loss in equity method investments	(2,887)	(3,236)	(977)	(135)	(4,033)	(4,213)	(581)
Net (loss) Income	(38,757)	14,517	6,848	944	(125,612)	21,365	2,947
Less: Net loss attributable to noncontrolling interest	(7,841)	-	-	-	(7,841)	-	-
Net (loss) income attributable to ordinary shareholders of the Company	(30,916)	14,517	6,848	944	(117,771)	21,365	2,947
Net (loss) income per ordinary share
Basic	(0.97)	0.45	0.21	0.03	(3.69)	0.67	0.09
Diluted	(0.97)	0.45	0.21	0.03	(3.69)	0.67	0.09
Net (loss) income per ADS(3)
Basic	(0.10)	0.05	0.02	-	(0.37)	0.07	0.01
Diluted	(0.10)	0.05	0.02	-	(0.37)	0.07	0.01
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	31,827,240	32,023,551	31,977,664	31,977,664	31,947,461	32,000,608	32,000,608
Diluted	31,827,240	32,023,551	31,977,664	31,977,664	31,947,461	32,000,608	32,000,608
Weighted average number of ADS used in calculating net (loss) income per ADS(3)
Basic	318,272,401	320,235,512	319,776,640	319,776,640	319,474,607	320,006,075	320,006,075
Diluted	318,272,401	320,235,512	319,776,640	319,776,640	319,474,607	320,006,075	320,006,075

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board.

(2) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Research and development expenses	5,437	-	-	-	10,872	-	-
Sales and marketing expenses	1,213	-	-	-	2,425	-	-
General and administrative expenses	24,184	-	-	-	50,747	-	-

(3) Every ten ADSs represent one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2022	March 31, 2023	June 30, 2023	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2023
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Loss from operations	(30,556)	(27,277)	(7,514)	(1,036)	(131,748)	(34,792)	(4,797)
Add:
Share-based compensation expenses	30,834	-	-	-	64,044	-	-
Adjusted Operating (loss) income	278	(27,277)	(7,514)	(1,036)	(67,704)	(34,792)	(4,797)

Net (loss) income	(38,757)	14,517	6,848	944	(125,612)	21,365	2,947
Add:
Share-based compensation expenses	30,834	-	-	-	64,044	-	-
Share of loss in equity method investments	2,887	3,236	977	135	4,033	4,213	581
Impairment loss of investments	28,571	8,000	53,554	7,385	28,571	61,554	8,489
Adjusted net (loss) income	23,535	25,753	61,379	8,464	(28,964)	87,132	12,017

Net (loss) income attributable to DouYu	(30,916)	14,517	6,848	944	(117,771)	21,365	2,947
Add:
Share-based compensation expenses	30,834	-	-	-	64,044	-	-
Share of loss in equity method investments	2,887	3,236	977	135	4,033	4,213	581
Impairment loss of investments	28,571	8,000	53,554	7,385	28,571	61,554	8,489
Adjusted net (loss) income attributable to DouYu	31,376	25,753	61,379	8,464	(21,123)	87,132	12,017

Adjusted net (loss) income per ordinary share
Basic	0.99	0.80	1.92	0.26	(0.66)	2.72	0.38
Diluted	0.99	0.80	1.92	0.26	(0.66)	2.72	0.38

Adjusted net (loss) income per ADS(2)
Basic	0.10	0.08	0.19	0.03	(0.07)	0.27	0.04
Diluted	0.10	0.08	0.19	0.03	(0.07)	0.27	0.04

Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	31,827,240	32,023,551	31,977,664	31,977,664	31,947,461	32,000,608	32,000,608
Diluted	31,827,240	32,023,551	31,977,664	31,977,664	31,947,461	32,000,608	32,000,608

Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	318,272,401	320,235,512	319,776,640	319,776,640	319,474,607	320,006,075	320,006,075
Diluted	318,272,401	320,235,512	319,776,640	319,776,640	319,474,607	320,006,075	320,006,075

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the noon buying rate in effect on June 30, 2023, in the H.10 statistical release of the Federal Reserve Board.

(2) Every ten ADSs represent one ordinary share.